Exhibit 99.6

CEO AND CFO SECTION 906 CERTIFICATION

February 4, 2025

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Tracy Robinson, President and Chief Executive Officer, and Ghislain Houle, Executive Vice-President and Chief Financial Officer, of Canadian National Railway Company, each certifies that, to the best of her or his knowledge:

1.	the Annual Report on Form 40-F of Canadian National Railway Company for the year ended December 31, 2024 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canadian National Railway Company.

/s/ Tracy Robinson	/s/ Ghislain Houle
Tracy Robinson	Ghislain Houle
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer